Rule 424(b)(3)
                                                   Registration Number 333-47534

                              PROSPECTUS SUPPLEMENT
                      TO PROSPECTUS DATED OCTOBER 18, 2000


                              OLD NATIONAL BANCORP


         This document is a supplement to the prospectus dated October 18, 2000, SEC File No. 333-47534 and covers 110,960 shares of our common stock. This prospectus supplement should be read together with the prospectus. This prospectus supplement and the prospectus relate to the shares being offered to the shareholders of Wolford Cannon Hoecker Insurance Agency, Inc. in connection with the proposed affiliation of Old National and WCH pursuant to an exchange by which each of the issued and outstanding shares of common stock of WCH will be exchanged for 5.2838 shares of Old National's common stock, subject to adjustment.

         Old National will offer the shareholders of WCH to exchange their shares of common stock of WCH for shares of Old National's common stock pursuant to a share exchange agreement by and among Orange County Bank, a wholly-owned subsidiary of Old National, WCH and the shareholders of WCH, according to which the share exchange will be completed. Completion of the share exchange is conditioned upon the terms and subject to the conditions of the exchange agreement.


All information contained in this document with respect to WCH has been supplied by WCH without any independent verification of such information by us.

This document should be read together with the prospectus.










           The date of this prospectus supplement is October 25, 2000.

                              PROPOSED TRANSACTION

         The following discussion of the proposed affiliation between us and WCH describes certain aspects of the proposed affiliation but does not purport to be a complete description of the terms and conditions of the exchange agreement and is qualified in its entirety by reference to the exchange agreement. The form of the exchange agreement is attached to this document as Appendix A and is incorporated herein by reference. Old National Bancorp is also referred to as "Old National", "us" or "we" in this document.

Description of the Share Exchange and Consideration

         Under the terms of the exchange agreement, WCH will affiliate with us through an exchange by which each of the issued and outstanding shares of common stock of WCH will be exchanged for 5.2838 shares of our common stock, subject to adjustment. In connection with the share exchange, we will issue such number of shares of our common stock as is necessary to complete the share exchange to our wholly-owned subsidiary, Orange County Bank. Upon completion of the share exchange, the Bank will exchange such shares of our common stock for all of the issued and outstanding shares of common stock of WCH.

         Under the terms of the exchange agreement, on the date when the share exchange is completed, shareholders of record of WCH will be entitled to receive
5.2838 shares of our common stock for each issued and outstanding share of WCH they own.

         The shares of our common stock to be reserved for the WCH shareholders are subject to adjustment for stock splits, stock dividends or other recapitalization of Old National and for changes in the net worth of WCH. If the net worth of WCH at the closing of the share exchange exceeds $225,000, then the shareholders of WCH will receive additional shares of our common stock equal to the excess amount divided by the average per share price of our common stock. If the net worth of WCH at the closing of the share exchange is less than $215,000, then the number of shares of our common stock received by shareholders of WCH will be reduced by the shortage amount divided by the average per share price of our common stock.

Accounting Treatment for the Affiliation

         We anticipate that our affiliation with WCH will be accounted for as a "purchase" transaction. Under this method of an accounting, the assets acquired and liabilities assumed in the acquisition of WCH will be recorded at their estimated fair values, with the excess of the purchase price over the net fair value recorded as goodwill which will be amortized against income for fifteen years using the straight-line method.


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

Completion Date

         We anticipate that the share exchange will be completed by November 1, 2000 and in no event after December 31, 2000.

Management, Personnel and Operations after the Affiliation

         Upon completion of the share exchange, WCH will become a wholly-owned subsidiary of the Bank. The Bank is a wholly-owned subsidiary of Old National. The directors of WCH following the share exchange will be James A. Risinger, John S. Poelker, William R. Britt, Donald T. Scott, Douglas A. Grim, Wolford John Shane and Fred C. Danger, Jr., until such time as their successors have been duly elected or until their earlier resignation, death or removal from office. For at least a one (1) year period immediately following the completion of the share exchange, Messrs. Shane and Danger will serve as directors of WCH.

         It is our present intention to, upon the completion of the share exchange, retain all employees of WCH as employees-at-will of WCH, except the shareholders of WCH will sign employment agreements. Neither the exchange agreement, the prospectus nor this prospectus supplement will:

          o create any employment agreement, commitment or understanding with any employee of WCH, or

          o create any agreement, commitment or understanding with respect to WCH employee benefits for any WCH employee.

Interests of Certain Persons in the Affiliation

         As a condition to, and concurrently with the execution of, the exchange agreement, WCH will enter into employment agreements with each of the shareholders of WCH. These employment agreements are attached to the exchange agreement as exhibits and are required to be signed upon delivery of the exchange agreement to the Bank.

Dissenters' Rights

         The shareholders of WCH do not possess dissenters' rights in connection with the share exchange, as further discussed below. See, "Description of WCH Capital Stock - - Dissenters' Rights."


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

Conditions to Closing

         As set forth in the exchange agreement, the obligation of the Bank, WCH and each shareholder of WCH to consummate the share exchange is subject to the satisfaction and fulfillment of the following conditions at or prior to the closing of the share exchange:

         o each of the representations and warranties of WCH and each shareholder of WCH contained in the exchange agreement must be true, correct and complete at and as of the closing of the share exchange;
         o each of the representations and warranties of the Bank contained in the exchange agreement must be true, correct and complete in all material respects at and as of the closing of the share exchange;
         o each of the covenants and agreements of WCH and each shareholder of WCH must have been fulfilled or complied with from the date of the exchange agreement through the closing of the share exchange;
         o each of the covenants and agreements of the Bank must have been fulfilled or complied with in all material respects from the date of the exchange agreement through the closing of the share exchange;
         o the Bank must have received from WCH and each shareholder of WCH, and WCH and each shareholder of WCH must have received from the Bank, certain items and documents required by the exchange agreement to be delivered at the closing of the share exchange;
         o the Bank and WCH must have received all regulatory approvals required for the share exchange;
         o the Board of Directors of the Bank and WCH must have received a written opinion of the law firm Krieg DeVault Alexander & Capehart LLP, dated as of the closing of the share exchange, with respect to the fact that the share exchange will be treated as a tax-free reorganization for U.S. federal income tax purposes;
         o we must have registered our shares of common stock to be issued to shareholders of WCH in accordance with the exchange agreement with the SEC; and
         o the Bank and WCH must have received certain officers' certificates and other closing documents.

         The conditions to completion of the share exchange, which are more fully enumerated in the exchange agreement, are requirements subject to waiver by the party entitled to the benefit of such conditions.

Termination of the Share Exchange


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

         The share exchange may be terminated at any time prior to the closing of the share exchange by written notice delivered by the Bank to WCH, or by WCH to the Bank if the share exchange has not been completed by December 31, 2000 or the respective Boards of Directors of the Bank and WCH mutually agree to terminate the share exchange.

         The share exchange may be terminated by the Bank, if:

          o the share exchange will not qualify as a tax-free reorganization under Section 368(a)(l)(B) of the Internal Revenue Code;

          o at any time prior to the closing of the share exchange, the Bank's Board of Directors determines that a breach by WCH or any shareholder of WCH of any representation or warranty contained in the exchange agreement or a breach by WCH or any shareholder of WCH any of the covenants or agreements contained in the exchange agreement has occurred;

          o it reasonably determines that the share exchange has become impracticable by reason of commencement or threat of any claim, litigation or proceeding against the Bank, WCH or any shareholder of WCH, or any director or officer of any of such entities relating to the exchange agreement or the share exchange; or

          o there has been a material adverse change in the business, assets, capitalization, financial condition, prospects or results of operations of WCH as of the closing of the share exchange as compared to that in existence as of the date of the exchange agreement.

          The share exchange may be terminated by WCH, if:

          o at any time prior to the closing of the share exchange, WCH's Board of Directors determines that a material breach by the Bank of any representation or warranty contained in the exchange agreement or a material breach by the Bank of any of the covenants or agreements contained in the exchange agreement has occurred;

          o the share exchange will not qualify as a tax-free reorganization under Section 368(a)(l)(B) of the Internal Revenue Code; or

          o it reasonably determines that the share exchange has become impracticable by reason of commencement or threat, by a third party, of any claim, litigation or proceeding against the Bank, WCH or any shareholder of WCH, or any director or officer of any of such entities relating to the exchange agreement or the share exchange.


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

                               RECENT DEVELOPMENTS

         On July 27, 2000, we acquired Permanent Bancorp, Inc., a unitary savings and loan holding company located in Evansville, Indiana, in a merger transaction valued at approximately $89.2 million. With the acquisition of Permanent, our number of banking offices increased to 149 and our number of ATMs increased to 249 throughout Indiana, Illinois, Kentucky, Ohio and Tennessee.

         On September 22, 2000, we announced that our Board of Directors had approved the repurchase of up to an aggregate of two million (2,000,000) shares of our common stock outstanding. The authorization for us to repurchase our shares of common stock is effective from September 19, 2000, through December 31, 2000.

                         FEDERAL INCOME TAX CONSEQUENCES

         We anticipate that the share exchange will constitute a tax-free reorganization under the Internal Revenue Code, except with respect to cash received by shareholders of WCH for fractional share interests of the shares received in the share exchange. As a result, shareholders of WCH who receive solely the shares of our common stock in exchange for all of their shares of common stock of WCH actually owned by them will not recognize any gain or loss from the share exchange for federal income tax purposes. However, a shareholder of WCH who receives cash in lieu of a fractional share interest in the shares will be treated as having received such fraction of a share of our common stock and then as having received cash in redemption of the fractional share interest, subject to the provisions of Section 302 of the Internal Revenue Code.

         The federal income tax discussion set forth above has not been verified with the Internal Revenue Service, is included for general information only and is based upon the federal Internal Revenue Code as in effect on the date of this document without consideration of any state laws or the particular facts or circumstances of any shareholder of WCH. In addition, a condition to the share exchange is for the Bank to receive an opinion of counsel with respect to certain tax matters relating to the share exchange. The shareholders of WCH are urged to consult with their respective tax advisor with respect to all tax consequences of the share exchange to them, including the effect of federal, state and local tax laws and any other tax consequences.


                        CERTAIN INFORMATION REGARDING WCH

Ownership of Common Stock of WCH


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

         The following table sets forth, as of the date of this document, certain information about each shareholder of WCH. The number of shares shown as being beneficially owned are those over which the respective shareholder has sole voting and investment power. The percentage of outstanding shares is based upon 21,000 shares of common stock of WCH outstanding as of the date of this document.

                               Number of Shares                Percent of
Name                           Beneficially Owned          Outstanding Shares
----                           ------------------          ------------------
Wolford John Shane                     7,000                       33.34%
Robert K. Hoecker                      7,000                       33.33%
Fred C. Danner, Jr.                    7,000                       33.33%


Trading Market; Share Prices and Dividends

         There is no established public trading market for shares of common stock of WCH and no shares have ever been traded publicly. No shares of common stock of WCH have been issued since May 10, 1995. WCH has paid no dividends on shares of common stock of WCH in the past two years.

Description of Capital Stock of WCH

         The rights of the shareholders of WCH are governed by the laws of the State of Illinois, the state in which WCH is incorporated, and by WCH's Articles of Incorporation and By-Laws. The following summary of the WCH's common stock includes all material features of such stock but does not purport to be complete and is qualified in its entirety by reference to WCH's Articles of Incorporation and By-Laws. The following summary should be read in conjunction with the information set forth in the prospectus under the caption "Description of Capital Stock."

         Authorized Shares. WCH's Articles of Incorporation authorize the issuance of 21,000 shares of common stock, all of which are outstanding as of the date of this prospectus supplement.

         Preemptive Rights. As permitted by Illinois law, WCH's Articles of Incorporation do not provide for preemptive rights to subscribe for any new or additional shares of common stock or other securities of WCH.

         Dividend Rights. The holders of WCH's common stock are entitled to dividends and other distributions when, as and if declared by WCH's Boards of Directors out of funds legally

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

available for WCH to pay such dividends and other distributions. A dividend may not be paid if, after giving it effect, WCH would be insolvent or WCH's net assets would be less than zero or less than the maximum amount payable at the time of distribution to shareholders having preferential rights in liquidation if the corporation were then to be liquidated.

         The amount of dividends, if any, that may be declared by WCH depends upon many factors, including, without limitation, future earnings, capital requirements, business conditions, the discretion of WCH's Board of Directors and other factors that may be appropriate in determining dividend policies.

         Voting Rights. The holders of the outstanding shares of WCH's common stock are entitled to one vote per share on all matters presented for shareholder vote at a meeting of shareholders. According to WCH's Articles of Incorporation, shareholders of WCH do not have cumulative voting rights in the election of directors.

         Illinois law generally requires that mergers, consolidations, exchanges or other dispositions of all or substantially all of the assets of a corporation be approved by the affirmative vote of at least two-thirds of the votes of the shares entitled to vote at a meeting of the shareholders, subject in each case to provisions in the respective corporation's articles of incorporation requiring a smaller or larger vote requirement. However, the share exchange between Old National and WCH is voluntary, not subject to Illinois law and, therefore, does not require the prior approval of the shareholders of WCH.

         Illinois law also requires shareholder approval for most amendments to a corporation's articles of incorporation, as well as certain other corporate matters, by the affirmative vote of at least two-thirds of the votes of the shareholders at a meeting at which a quorum is present (and, in certain cases, at least two-thirds of the votes of all shares held by any voting group entitled to vote), unless the respective corporation's articles of incorporation require a smaller or larger percentage vote.

         WCH's Articles of Incorporation do not require a smaller or larger vote on matters presented to shareholders.

         Dissenters' Rights. A shareholder of an Illinois business corporation possesses dissenters' rights in connection with certain mergers and other significant corporate actions. Under Illinois law, a shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder's shares in the event of:

          o consummation of a plan of merger, if shareholder approval is required and the shareholder is entitled to vote thereon;

          o consummation of a plan of share exchange by which the shareholder's shares will be acquired, if the shareholder is entitled to vote thereon;

          o consummation of a sale or exchange of all, or substantially all, the property and assets of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote thereon;

          o an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenters' shares, and

          o any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, by-laws or a resolution of the Board of Directors provides that shareholders are entitled to dissent and obtain payment for their shares.

         As stated above, the shareholders of WCH are not entitled to vote in favor of or against the share exchange. Accordingly, the shareholders are not entitled to exercise their dissenters' rights in this transaction.

         Liquidation Rights. In the event of any liquidation or dissolution of WCH, the holders of shares of common stock of WCH are entitled to receive pro rata with respect to the number of shares held by them any assets distributable to shareholders, subject to the payment of WCH's liabilities and any rights of creditors.

         Assessment and Redemption. The common stock of WCH is not liable to further assessment. Under Illinois law, WCH may redeem or acquire shares of common stock with funds legally available therefor, and shares so acquired constitute treasury shares. WCH may not redeem or acquire shares of its common stock if, after giving such redemption or acquisition effect, WCH would be insolvent, or WCH's net assets would be less than zero or less than the maximum amount payable at the time of distribution to shareholders having preferential rights in liquidation if the corporation were then to be liquidated.

                                                                      APPENDIX A

                            SHARE EXCHANGE AGREEMENT


         THIS SHARE EXCHANGE AGREEMENT (the "Agreement") is made and entered into effective as of the ___ day of October, 2000, by and among ORANGE COUNTY BANK (the "Bank"), WOLFORD CANNON HOECKER INSURANCE AGENCY, INC. ("WCH"), WOLFORD JOHN SHANE, ROBERT K. HOECKER and FRED C. DANNER, JR. (Messrs. Shane, Hoecker and Danner are referred to herein individually as a "Shareholder" and collectively as the "Shareholders"),

                              W I T N E S S E T H:
                               -------------------

         WHEREAS, the Bank is a direct wholly-owned subsidiary of Old National Bancorp ("ONB") and is an Indiana banking corporation with its principal office located in Paoli, Indiana; and

         WHEREAS, WCH is a licensed Illinois insurance agency and is an Illinois corporation with its principal office located in Danville, Illinois; and

         WHEREAS, the Shareholders are all residents of the State of Illinois and are collectively the owners of all of the issued and outstanding shares of common stock of WCH (the "WCH Common Stock"); and

         WHEREAS, the Shareholders desire to sell to the Bank, and the Bank desires to acquire from the Shareholders, all of the issued and outstanding shares of WCH Common Stock solely in exchange (the "Exchange") for common stock of ONB (the "ONB Common Stock"); and

         WHEREAS, the Bank and the Shareholders intend that the Exchange contemplated herein should constitute a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code"), and designate this Agreement a plan of reorganization; and

         WHEREAS, as a condition to, and concurrently with the execution of, this Agreement, WCH shall enter into employment agreements with each Shareholder, substantially in the form set forth in Exhibits A, B and C hereto; and

         WHEREAS, the Board of Directors of each of the Bank and WCH has determined that it is in the best interests of its respective corporations to consummate the strategic business

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

combination provided for herein and has approved this Agreement, authorized its execution and designated this Agreement a plan of exchange.

         NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Shareholders, jointly and severally, the Bank and WCH hereby make this Agreement as follows:

                                    SECTION 1

                                  THE EXCHANGE

         1.01. General Description. Upon the terms and subject to the conditions of this Agreement, as of the Effective Time (as hereinafter defined), (a) the Shareholders shall convey, transfer and deliver to the Bank, and the Bank shall acquire, 21,000 shares of WCH Common Stock (collectively, the "Shares"), which represent all of the issued and outstanding shares of WCH Common Stock, (b) the Shareholders shall deliver to the Bank stock certificates evidencing the Shares, which certificates shall be duly endorsed in blank for transfer, and (c) in exchange for the Shares, the Bank shall convey, transfer and deliver to the Shareholders shares of ONB Common Stock as contemplated by Section 2 hereof. Following the Effective Time, and until ONB determines otherwise, the Bank (x) shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of the Indiana Financial Institutions Act, as amended, (y) WCH shall continue its corporate existence under the laws of the State of Illinois pursuant to the provisions of the Illinois Business Corporation Act, as amended, and (z) WCH shall be a wholly-owned subsidiary of the Bank.

         1.02. Directors, Officers and Management. (a) The officers of WCH serving at the Effective Time shall continue to serve as the officers of WCH following the Effective Time, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office.

         (b) The directors of WCH following the Effective Time shall be James A. Risinger, William R. Britt, Wolford John Shane, Fred C. Danner, Jr., John S. Poelker, Donald W. Scott, Donald T. Scott and Douglas A. Grim, until such time as their successors have been duly elected and have qualified or until their earlier resignation, death or removal from office. For a period of one (1) year following the Effective Time, the Bank covenants and agrees to retain Messrs. Shane and Danner as directors of WCH.

         1.03. Tax-Free Reorganization. The Bank, WCH and the Shareholders intend for the Exchange to qualify as a reorganization within the meaning of
Section 368(a)(1)(B) and related sections of the Code. The Bank, WCH and the Shareholders agree to cooperate and to take such actions, and to refrain from taking such actions, as may be reasonably necessary to achieve such result.



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


                                    SECTION 2

                      MANNER AND BASIS OF EXCHANGE OF STOCK

         2.01. Exchange Ratio. Upon and by virtue of the Exchange becoming effective at the Effective Time, each of the Shares shall be exchanged for
5.2838 shares of ONB Common Stock (the "Exchange Ratio"), subject to adjustment, if any, pursuant to the provisions of Sections 2.03 and 2.05 hereof.

         2.02. No Fractional Shares. Certificates for fractional shares of ONB Common Stock shall not be issued for fractional interests resulting from the application of the Exchange Ratio. Each Shareholder who would otherwise have been entitled to a fraction of a share of ONB Common Stock shall be paid cash at the Closing (as hereinafter defined) in an amount equal to such fraction multiplied by the average of the per share closing prices of ONB Common Stock as reported on the Nasdaq National Market System on each of the five (5) business days on which shares of ONB Common Stock are traded immediately preceding the Effective Time (the "Average Price Per Share").

         2.03. Recapitalization. If, between the date of this Agreement and the Effective Time, the record date occurs for the distribution or issuance by ONB of a stock dividend with respect to shares of ONB Common Stock, or a combination, subdivision, reclassification or split of the issued and outstanding shares of ONB Common Stock, such that the number of issued and outstanding shares of ONB Common Stock is increased or decreased, then the Exchange Ratio shall be adjusted so that each Shareholder shall receive, in the aggregate, such number of shares of ONB Common Stock representing the same percentage of outstanding shares of ONB Common Stock at the Effective Time as would have been represented by the number of shares of ONB Common Stock such Shareholder would have received if any of the foregoing stock dividends, combinations, subdivisions, reclassifications or splits had not occurred.

         2.04. Calculation of "Tangible Net Worth". (a) As promptly as practicable after the Effective Time (but in no event later than thirty (30) days after the Effective Time), the Shareholders shall provide to the Bank their calculation of the Tangible Net Worth (as defined below) as of the Effective Time.

         (b) If the Bank disagrees with the Shareholders' calculation of the Tangible Net Worth, the Bank shall, within thirty (30) days after receipt of such calculation, provide a written notice to the Shareholders disagreeing with such calculation and setting forth the Bank's calculation of the Tangible Net Worth. Any such notice of disagreement shall specify those calculations, items or amounts as to which the Bank disagrees, and the Bank shall be deemed to

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

have agreed with all other calculations, items or amounts. If the Bank does not deliver a notice of disagreement to the Shareholders within such thirty (30) day period, the Shareholders' calculation of the Tangible Net Worth shall be final and binding upon the parties hereto.

         (c) During the thirty (30) days following delivery of the notice of disagreement referenced above, the parties shall use their reasonable efforts to reach an agreement on the disputed calculations, items or amounts in order to determine the Tangible Net Worth. If, during such period, the parties are unable to reach agreement, they shall mutually and promptly agree upon an independent public accounting firm (the "Accounting Referee") to review this Agreement and the disputed calculations, items or amounts for the purposes of calculating the Tangible Net Worth. The Accounting Referee shall deliver to the Shareholders and the Bank as promptly as practicable, a report setting forth its calculation of the Tangible Net Worth. Such report of the Accounting Referee shall be final and binding upon the parties hereto, and shall not be subject to further dispute or review. The cost of the Accounting Referee shall be borne equally by the Bank and the Shareholders.

         (d) "Tangible Net Worth" shall be defined as the tangible net worth of WCH as of the Effective Time, which shall be determined in accordance with generally accepted accounting principles (GAAP) and shall be determined by taking the total assets (excluding "intangible assets") less the total liabilities of WCH as of the close of business on the Effective Time. For purposes of this Agreement, "intangible assets" shall mean those line items on WCH's balance sheet as of the Effective Time identified as unamortized goodwill, unamortized CCMSI book of business and unamortized non-competition agreements relating to MSI.

         2.05. Purchase Price Adjustment. If the Tangible Net Worth, as finally determined as set forth in Section 2.04 hereof, exceeds Two Hundred Twenty-Five Thousand Dollars ($225,000) (the amount in excess of $225,000.00 being referred to hereinafter as the "Excess Tangible Net Worth"), then the number of shares of ONB Common Stock received by the Shareholders pursuant to Section 2.01 hereof shall be increased by such number of shares of ONB Common Stock equal to the quotient arrived at by dividing (a) the Excess Tangible Net Worth by (b) the Average Price Per Share. If the amount of the Tangible Net Worth, as finally determined as set forth in Section 2.04 hereof, is less than Two Hundred Twenty-Five Thousand Dollars ($225,000) (such amount which is less than $225,000.00 being referred to hereinafter as the "Shortage of Tangible Net Worth"), then the number of shares of ONB Common Stock received by the Shareholders pursuant to Section 2.01 hereof shall be reduced by such number of shares of ONB Common Stock equal to the quotient arrived at by dividing (a) the Shortage of Tangible Net Worth by (b) the Average Price Per Share. If necessary, the number of shares of ONB Common Stock received by the Shareholders pursuant to Section 2.01 hereof shall be increased, if applicable, by the Excess Tangible Net Worth or decreased, if applicable, by the Shortage of Tangible Net Worth, as set forth in this Section.

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

                                    SECTION 3

               REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

         The Shareholders, jointly and severally, hereby represent and warrant to the Bank as set forth in this Section 3. All references in this Agreement to the knowledge of the Shareholders shall mean the actual knowledge of any Shareholder, and all references in this Agreement to the knowledge of the Shareholders after due inquiry shall mean the actual knowledge of any Shareholder after review of such Shareholder's personal files and records and the files, records and books of WCH.

         3.01. Organization and Authority. WCH is a corporation duly organized and validly existing under the laws of the State of Illinois. WCH has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth in Schedule 3.01 hereto, WCH has no subsidiaries and owns no voting stock or securities of any corporation, partnership, limited liability company, association or other entity.

         3.02. Authorization. (a) WCH has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Section 7.02(e) hereof. Each Shareholder is an "Accredited Investor" within the meaning of such term as provided by subparagraph (a) of Section 501 of Regulation D under the Securities Act of 1933, as amended (the "1933 Act"). Each Shareholder has the capacity to enter into this Agreement and to perform his respective obligations hereunder, subjected to the fulfillment of the conditions precedent set forth in Section 7.02(e) hereof. As of the date hereof, neither WCH nor any Shareholder is aware of any reason why the approvals set forth in Section 7.02(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.02(e). This Agreement, and its execution and delivery by WCH, have been duly authorized and approved by WCH and, assuming due execution and delivery by the Bank, constitutes a valid and binding obligation of WCH and the Shareholders, subject to the fulfillment of the conditions precedent set forth in Section 7.02 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

         (b) Except as set forth in the Schedule 3.02 hereto, neither the execution of this Agreement nor consummation of the Exchange contemplated hereby: (i) conflicts with or violates WCH's Articles of Incorporation or By-Laws; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Exchange are obtained) or any court or administrative judgment, order, injunction, writ or decree, except where such conflict or violation does not or would not reasonably be expected to result in a material adverse effect on the financial condition, results of operation, assets, income or business of WCH; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which WCH or any Shareholder is a party or by which WCH or any Shareholder is subject or bound, except where such breach or default does not or would not reasonably be expected to result in a material adverse effect on the financial condition, results of operation, assets, income or business of WCH; (iv) results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than the Bank) or any other adverse interest, upon any right, property or asset of WCH or any Shareholder; (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which WCH or any Shareholder is bound or with respect to which WCH or any Shareholder is to perform any duties or obligations or receive any rights or benefits, except where such action does not or would not reasonably be expected to result in a material adverse effect on the financial condition, results of operation, assets, income or business of WCH; or (vi) conflicts with, results in a breach of or requires any consent, offer or other action under any will, trust, buy-sell agreement, shareholder agreement, employment agreement or other agreement.

         (c) Other than in connection or in compliance with the provisions of the applicable federal and state insurance and securities statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Exchange by WCH or any Shareholder.

         3.03. Capitalization. (a) The authorized capital stock of WCH as of the date hereof consists, and at the Effective Time will consist, of 21,000 shares of WCH Common Stock, no par value, all of which shares are issued or outstanding and constitute the Shares. The Shares have been duly and validly authorized by all necessary corporate action of WCH, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any present or former WCH shareholder. WCH has no capital stock authorized, issued or outstanding other than as described in this Section 3.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of WCH capital stock.

         (b) Except as set forth in Schedule 3.03 hereto, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or rights relating to any shares of WCH's capital stock, or any securities convertible into or representing the right to purchase or otherwise acquire any capital stock or debt securities of WCH, by which WCH is or may become bound. Except as set forth in Schedule 3.03 hereto, WCH does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the Shares.

         (c) Except as set forth in Schedule 3.03 hereto, each Shareholder owns his shares of WCH Common Stock free and clear of all options, liens, pledges, restrictions, security interests, charges, claims, pre-nuptial agreements, post-nuptial agreements, rights of third parties (including, without limitation, the other Shareholders) and encumbrances of any nature. Each Shareholder holds his respective shares of WCH Common Stock as his sole and separate property. Except as set forth in Schedule 3.03 hereto, no consent, approval, authorization or waiver of any person, proprietorship, partnership, limited liability company, corporation or other entity or party is required for the execution, delivery and performance of this Agreement, or the consummation of the Exchange, by any Shareholder. None of the Shareholders, and none of the Shares, are subject to or bound by any buy-sell or other agreement or any other option, commitment, understanding or obligation relating to the pledge, sale, purchase, acquisition, transfer, gift or other disposition of any of the Shares.

         (d) Set forth in Schedule 3.03 hereto is a listing of each person or entity which beneficially owns shares of WCH Common Stock and the number of shares owned by each person or entity.

         3.04. Organizational Documents. The Articles of Incorporation and By-Laws of WCH, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to the Bank and are set forth in Schedule 3.04 hereto.

         3.05. Compliance with Law. (a) Neither WCH nor any Shareholder or any of WCH's employees has engaged in any activity or taken or omitted to take any action which has resulted in the violation of any local, state, federal or foreign law, statute, regulation, rule, ordinance, code, restriction or requirement, or in the violation of any order, injunction, judgment, writ or decree of any court or government agency or authority, except where such violation does not or would not reasonably be expected to have a material adverse effect on the financial condition, results of operation, assets, income or business of WCH. WCH and each Shareholder possesses and holds all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of WCH's business without interference or interruption, except where the failure to possess or hold the same does not or would not reasonably be expected to have a material adverse effect on the financial condition, results of operation, assets, income or business of WCH.

         (b) Neither WCH nor any of its employees or property is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of insurance companies (including, without limitation, the Illinois Department of Insurance) or the supervision or regulation of WCH or any of its employees. There are no uncured violations, or violations with respect to which refunds or restitutions may be required, cited in any examination report of WCH as a result of an examination by any government agency or authority, or set forth in any accountant's or auditor's report to WCH or any Shareholder.

         3.06. Accuracy of Statements Made and Materials Provided to the Bank. No representation or warranty made by any of the Shareholders in this Section 3 or in the Schedules hereto, and no written report, list, certificate, materials or other information furnished or to be furnished by WCH or any Shareholder to the Bank or any of its affiliates through and including the Effective Time in connection with this Agreement or the Exchange, contains any untrue, inaccurate or misleading statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading.

         3.07. Litigation and Pending Proceedings. (a) Except as set forth in
Schedule 3.07 hereto, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending or to the knowledge of the Shareholders after due inquiry, threatened in any court or before any government agency or authority, arbitration panel or otherwise (nor does WCH or any Shareholder have any knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation) against, by or affecting WCH or which would prevent the performance of this Agreement, declare the same unenforceable or cause the rescission hereof.

         (b) WCH is not: (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the knowledge of the Shareholders after due inquiry, under governmental investigation with respect to any actual or alleged violations of any law, statute, rule, regulation or ordinance; or
(iii) the subject of any pending or, to the knowledge of the Shareholders after due inquiry, threatened proceeding by any government agency or authority having jurisdiction over its respective business, assets, capital, properties or operations.

         3.08. Book of Business. (a) WCH owns the Book of Business (as defined in Section 3.08(b) hereof) free and clear of all liens, pledges, restrictions, security interests, charges, claims, rights of third parties, encumbrances and rights or claims of any of the Shareholders or any employee of WCH. The Shareholders, jointly and severally, represent and warrant the accuracy and completeness of (i) WCH's customer list as of the date of this Agreement and as of the Effective Time, and (ii) WCH's revenues for the thirty-six (36) months ended on the date of this Agreement.

         (b) "Book of Business" shall mean the entire business of WCH as of the date of this Agreement and as of the Effective Time, including, but not limited to, (i) all in-house and brokered insurance, (ii) all property, casualty, life, accident, disability, health and other insurance of every kind, (iii) all tangible and intangible rights related to WCH's customers or policies of insurance sold by WCH or any of its employees, and all fees, commissions and revenue therefrom, (iv) a list of all of WCH's customers, together with their addresses, places of residence or business, telephone and facsimile numbers and all files and paperwork relating to such customers, and (v) any and all rights arising under each existing policy of insurance written for WCH's customers, together with all rights of renewal and servicing thereof and the right to collect insurance premiums therefrom.

         3.09. Financial Statements and Reports. WCH has delivered to the Bank copies of the Balance Sheets and the related Statements of Income of WCH as of and for the years ended December 31, 1998 and 1999, and as of and for the six months ended June 30, 2000, including the notes thereto (collectively, the "WCH Financial Statements").

         The WCH Financial Statements present fairly the consolidated financial position of WCH as of and at the dates shown and the consolidated results of operations for the periods covered thereby. The WCH Financial Statements are unaudited compilation financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis, except as may otherwise be indicated in any accountants' notes or reports with respect to such financial statements. The WCH Financial Statements do not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render any of the WCH Financial Statements false, misleading or inaccurate in any material respect.

         With respect to the assets and liabilities reflected on the WCH Financial Statements as of June 30, 2000, WCH has not amended, modified, or terminated, or forgiven, cancelled, released, compromised or granted any waiver or concession under, any debt, obligation, claim or receivable, except, which is not material in amount, whether individually or in the aggregate. WCH has not guaranteed any debt or other obligation of any person, corporation, trust or other entity.

         3.10. Properties, Contracts, Employees and Other Agreements. (a) Set forth in Schedule 3.10 hereto are the following:

         (i) A brief description and the location of all real property owned or leased by WCH and, with respect to each lease of real property, the names of the parties thereto, the annual rental payable, the expiration date of the lease and a brief description of the property covered;

         (ii) a list of all agreements, contracts, leases, licenses, lines of credit, understandings, commitments or obligations of WCH which individually or in the aggregate:

                    (A) involve payment or receipt by WCH of more than $25,000 in the aggregate;

                    (B)  involve payments based on profits of WCH;

                    (C) relate to the purchase of goods, products, supplies or services by WCH in excess of $25,000 in any calendar year;

                    (D)  were not made in the ordinary course of business;

                    (E) may not be terminated without penalty within one (1) year from the date of this Agreement; or

                    (F) involve payment of any commissions to WCH, any of its directors, officers, employees, agents or any Shareholder;

         (iii) The name and current annual salary of each director, officer and employee of WCH, and the profit sharing, bonus or other form of compensation (other than salary) paid or payable by WCH to or for the benefit of each such person for the year ended December 31, 1999 and year-to-date in 2000, and any employment, severance or deferred compensation agreement or arrangement with respect to each such person; and

         (iv) A list of the ten (10) largest (based upon dollar premium volume) agreements or contracts between WCH and any insurance company pursuant to which WCH acts as agent or otherwise sells products of such insurance company.

         (b) Each of the agreements, contracts, commitments, leases, instruments and documents set forth in Schedule 3.10 hereto is valid and enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditor's rights. WCH and the Shareholders are, and, to the knowledge of the Shareholders after due inquiry, all other parties thereto are, in compliance with the provisions thereof. Neither WCH nor any of the Shareholders are in default in the performance, observance or fulfillment of any obligation, covenant or provision contained therein. None of such agreements, contracts, commitments, leases, instruments or documents requires the consent of any party to its assignment in connection with the Exchange, except for those consents (i) the failure of which to obtain do not and would not reasonably be expected to result in a material adverse effect on the financial condition, results of operation, assets, income or business of WCH, or (ii) which have been obtained by WCH or the Shareholders prior to the Effective Time and which do not extend, amend, change or affect, or impose any additional liability or obligation under, any such agreements, contracts, commitments, leases, instruments or documents.

         (c) To the knowledge of the Shareholders after due inquiry, WCH is not in default under or in breach of or, alleged to be in default under or in breach of, any insurance policy, loan, credit or other agreement, conditional sales contract or other title retention agreement, security agreement, bond, indenture, mortgage, license, contract, lease, commitment or any other instrument or obligation, except where such breach or default does not or would not reasonably be expected to have a material adverse effect on the financial condition, results of operation, assets, income or business of WCH.

         (d) WCH does not own or possess any rights to any patents, trademarks, service marks or trade names except for the name of Wolford Cannon Hoecker Insurance Agency, Inc.

         (e) Except as set forth in Schedule 3.10 hereto, WCH does not own and has not owned any real property.

         3.11. Absence of Undisclosed Liabilities. Except as provided in the WCH Financial Statements, and except for the transactions contemplated by this Agreement, WCH does not have, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license requiring payments in excess of $25,000 in any calendar other than as set forth in Schedule 3.10 hereto, or any other material obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business.

         3.12. Title to Assets. Except as described in this Section 3.12: (a) WCH has good and marketable title in fee simple absolute to all real property owned by it (including, without limitation, all real property used in its insurance agency operations) which is reflected in the WCH Financial Statements as of June 30, 2000; good title to all personal property reflected in the WCH Financial Statements as of June 30, 2000, other than personal property disposed of in the ordinary course of business since June 30, 2000; good title to or right to use by valid and enforceable lease or contract all other property and assets (whether real or personal, tangible or intangible) which WCH uses in its business; and good title to all property and assets acquired and not disposed of or leased since June 30, 2000. All of such property and assets that are owned by WCH are owned by WCH free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, security interests, charges, claims, rights of third parties or encumbrances of any nature except:
(i) as set forth in Schedule 3.12 hereto; (ii) as disclosed in the WCH Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; and (iv) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to WCH and which do not materially reduce the value or materially interfere with the present or contemplated use of any of the properties subject thereto or impair the use thereof for the purposes for which they are held or used. All real property owned or leased by WCH is in compliance with all applicable zoning and land use laws.

         To the knowledge of the Shareholders, all machinery, equipment, furniture and fixtures owned or leased by WCH is mechanically sound, in good operating condition and has been and is being maintained and repaired in the ordinary course of business, ordinary wear and tear excepted.

         (b) To the knowledge of the Shareholders, WCH has conducted its business in compliance with all federal, state and local laws, statutes, regulations, rules, ordinances, codes, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water or otherwise relating to the environment, air, water, soil or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and the rules and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corp of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now in effect (collectively, "Environmental Laws"). Except as set forth in Schedule 3.12 hereto, there are no pending or, to the knowledge of the Shareholders after due inquiry, threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against WCH with respect to the Environmental Laws. No environmental clearances, permits or other governmental approvals are required for the conduct of the business of WCH as presently conducted. To the knowledge of the Shareholders after due inquiry, WCH is not the owner, and has not been in the chain of title or the operator or lessee, of any property on which any substances have been released, which substances if known to be present on, at or under such property would require clean-up, removal, treatment, abatement, response costs or any other remedial action under any of the Environmental Laws, and there is no reasonable basis or grounds for any such claim, action or proceeding. To the knowledge of the Shareholders after due inquiry, WCH operates, leases, uses and controls, and has operated, leased, used and controlled, all real property in compliance with the Environmental Laws. To the knowledge of the Shareholders after due inquiry, WCH has no liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

         EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN THE SCHEDULES HERETO, THE SHAREHOLDERS MAKE NO REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE WITH RESPECT TO WCH OR ITS ASSETS OR LIABILITIES.

         3.13. Employee Benefit Plans. (a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), sponsored or otherwise maintained by WCH, whether written or oral, in which WCH participates as a participating employer; to which WCH contributes and including any such plans which within the preceding six years have been terminated, merged into another plan of WCH, frozen or discontinued (collectively, "WCH Plans") except as set forth in Schedule 3.13 hereto: (i) all such WCH Plans have been, in all respects, maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA, the Code, and Treasury and Labor Regulations promulgated thereunder, (ii) all WCH Plans intended to constitute tax-qualified plans under Section 401(a) of the Code have received favorable determination letters from the Internal Revenue Service ("Service") with respect to "TRA" (as defined in Section 1 of Rev. Proc. 93-39), and WCH is not aware of any circumstances likely to result in revocation of any such favorable determination letter; (iii) no WCH Plan (or its related trust) holds any stock or other securities of WCH or any related or affiliated person or entity; (iv) WCH has not engaged in any transaction that may subject WCH, or any WCH Plan, to a civil penalty imposed by Section 502 of ERISA; (v) no prohibited transaction (as defined in Section 406 of ERISA and as defined in Section 4975(c) of the Code) has occurred with respect to any WCH Plan; and (vi) there are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or, to the best knowledge of WCH and the Shareholders after due inquiry, threatened, against WCH, any

WCH Plan, any fiduciary of any WCH Plan or the assets of any WCH Plan as to which WCH would have liability.

         (b) WCH has made available to the Bank true, accurate and complete copies of the following (including all plans and programs which have been terminated): (i) pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation right plans and all amendments thereto and all summary plan descriptions thereof (including any modifications thereto); (ii) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining agreements, arrangements or understandings; (iii) all executive and other incentive compensation plans, programs and agreements; (iv) all group insurance and health insurance contracts, policies or plans; and (v) all other incentive, welfare, fringe or benefit plans, or agreements, maintained or sponsored, participated in, or contributed to by WCH for its current or former directors, officers or employees.

         (c) Except as set forth in Schedule 3.13 hereto, no current or former director, officer or employee of WCH is entitled to any benefit under any welfare benefit plans (as defined in Section 3(1) of ERISA) after termination of employment with WCH, except that such individuals may be entitled to continue their group health care coverage pursuant to the retiree health coverage provisions, if any, under any group health plan (as defined in Section 607 (1) of ERISA) sponsored or maintained by WCH, or pursuant to Section 4980B of the Code if they pay the cost of such coverage pursuant to the applicable requirements of that plan or the Code with respect thereto, whichever is applicable.

         (d) With respect to any group health plan (as defined in Section 607(1) of ERISA) sponsored or maintained by WCH, in which WCH participates as a participating employer or to which WCH contributes, no director, officer, employee or agent of WCH has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on WCH under Code Section 4980B(a). With respect to all such plans, all applicable provisions of Section 4980B of the Code and Section 601 of ERISA have been complied with in all respects by WCH.

         (e) Except as set forth in Schedule 3.13 hereto, there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, under discussion or negotiation by WCH with any employee or group of employees, any member of management or any other person.

         3.14. Obligations to Employees. All contributions required to be made under the terms of any WCH Plan have been timely made or have been reflected on the WCH Financial

Statements. Neither any WCH Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "Pension Plan") nor any single-employer plan or any entity which is considered one employer with WCH under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate") has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. WCH has not provided, nor is required to provide, security to any Pension Plan or to any single-employer plan of any ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

         3.15. Taxes, Returns and Reports. Except as set forth in Schedule 3.15 hereto, WCH has since January 1, 1995: (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all respects; (b) paid or otherwise adequately reserved in accordance with generally accepted accounting principles for all taxes, assessments and other governmental charges due or claimed to be due upon WCH or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (except for any extension which is no longer in force). WCH has established, and shall establish in the Subsequent WCH Financial Statements, in accordance with generally accepted accounting principles, a reserve for taxes in the WCH Financial Statements adequate to cover all of WCH's tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. WCH has not, nor will have, any liability for taxes of any nature for or with respect to the operation of its business, or ownership of its assets, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent WCH Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of WCH. WCH is not currently under audit by any state or federal taxing authority. No federal, state or local tax returns of WCH have been audited by any taxing authority during the past five (5) years.

         3.16. Insurance. Set forth in Schedule 3.16 hereto is a list and brief description of all policies of insurance (including, without limitation, errors and omissions, directors' and officers' liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by WCH on the date hereof or with respect to which WCH pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due, and a true, accurate and complete copy thereof has been made available to the Bank prior to the date hereof. The WCH Key Man Insurance (as hereinafter defined) is owned solely by WCH. WCH is the only party entitled to receive any insurance proceeds or cash surrender value with respect to the WCH Key Man Insurance and all other insurance policies owned, or as to which any premiums are paid, by WCH, other than the WCH Insured Benefit Plans.

         3.17. Books and Records. The books and records of WCH are true, accurate and complete and have been properly and accurately maintained.

         3.18. Broker's, Finder's or Other Fees. Except for reasonable fees of WCH's attorneys and accountants, all of which shall be paid or accrued by WCH prior to the Effective Time and reflected in the Tangible Net Worth, no agent, broker or other person acting on behalf of WCH or any of the Shareholders or under any authority of WCH or any of the Shareholders are or shall be entitled to any commission, broker's or finder's fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Exchange contemplated hereby.

         3.19. Interim Events. (a) Except as set forth in Schedule 3.19 hereto and except for changes in general economic conditions or circumstances known in the insurance industry generally, between the period from December 31, 1999 to the date of this Agreement, no event has occurred and no fact or circumstance shall have come to exist or come to be known which, directly or indirectly, individually or taken together with all other facts, circumstances and events, has had, or is reasonably likely to have, a material adverse effect on the financial position, results of operations, prospects or business of WCH.

         (b) Except as set forth in Schedule 3.19 hereto, between the period from December 31, 1999 to the date of this Agreement, WCH has carried on its business in the ordinary and usual course consistent with its past practices (excluding the incurrence of reasonable fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby) and there has not been:

                    (i) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to WCH's capital stock; or

                    (ii) any split, combination or reclassification of any
                         capital stock of WCH or any issuance or the authorization of any issuance of any other securities in respect of, or in lieu of or in substitution for shares of WCH capital stock.

         3.20. Regulatory Filings. WCH has filed and will continue to file in a timely manner all required filings with all appropriate government agencies and authorities as required by applicable law, except where the failure to make any such filing does not or would not reasonably be expected to result in a material adverse effect on the financial condition, results of operation, assets, income or business of WCH.

         3.21. Indemnification Agreements. (a) WCH is not a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, Shareholder or agent against liability or hold the same harmless from liability, other than as expressly provided in the Articles of Incorporation or By-Laws of WCH.

         (b) No claims have been made against or filed with WCH, nor have, to the knowledge of the Shareholders after due inquiry, any claims been threatened against WCH, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee or agent of WCH.


                                    SECTION 4

                   REPRESENTATIONS AND WARRANTIES OF THE BANK

           The Bank hereby represents and warrants to WCH as follows:

         4.01. Organization and Authority. The Bank is an Indiana banking corporation duly organized and validly existing under the laws of the State of Indiana, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         4.02. Authorization. (a) The Bank has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in
Section 7.01 (d) and (e) hereof. As of the date hereof, the Bank is not aware of any reason why the approvals set forth in Section 7.01(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(e). This Agreement and its execution and delivery by the Bank have been duly authorized by its Board of Directors. Assuming due execution and delivery by WCH and the Shareholders, this Agreement constitutes a valid and binding obligation of the Bank, subject to the conditions precedent set forth in Section 7.01 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights. Other than the approval of the issuance of the shares of ONB Common Stock to be delivered to the Shareholders in the Exchange, no approval of this Agreement by the board of directors or shareholders of ONB is required.

         (b) Other than in connection or in compliance with applicable federal and state banking and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for the consummation by the Bank of the Exchange contemplated by this Agreement.

         4.03. Shares to be Issued in Exchange. The shares of ONB Common Stock which the Shareholders shall receive upon consummation of the Exchange pursuant to this Agreement (a) shall, at the Effective Time, be duly authorized and shall, when delivered in accordance with this Agreement, be validly issued, fully paid and nonassessable, (b) shall have been registered under the 1933 Act and authorized for trading on the Nasdaq National Market System, and (c) shall not bear any restrictive legend or notation purporting to restrict or limit the free transferability thereof following the Effective Time.

         4.04. Broker's, Finder's or Other Fees. Except for reasonable fees of the Bank's attorneys and accountants, no agent, broker or other person acting on behalf of the Bank or under any authority of the Bank is or shall be entitled to any commission, broker's or finder's fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Exchange contemplated hereby.

         4.05. SEC Filings. All required filings of ONB with the SEC since January 1, 1997 have complied in all material respects as to form with the applicable requirements and were true, accurate and complete in all material respects as of the day of the filing, no such filing contained any untrue statements of a material fact or omitted to state a material fact necessary in order to make the statements at the time and in the light of the circumstances under which they were made, not false or misleading.

         4.06. No Conflicts. The execution, delivery and performance of this Agreement and any other agreements contemplated hereby by the Bank or ONB (a) will not violate any provision of ONB's or the Bank's, as the case may be, Articles of Incorporation or By-Laws, and (b) will not violate any applicable statute, law, rule or regulation.

         4.07. ONB Common Stock. A sufficient number of shares of ONB Common Stock required for the Exchange have been duly authorized and validly issued and, at the Effective Time, will be available for delivery to the Shareholders pursuant to this Agreement.

         4.08. Accuracy of Statements Made and Materials Provided. No representation or warranty made by the Bank in this Section 4 or in any written report, list, certificate, materials or other document furnished by the Bank to any of the Shareholders in connection with this Agreement or the Exchange contains any untrue, inaccurate or misleading statement of material fact or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading.


                                    SECTION 5

                      COVENANTS OF WCH AND THE SHAREHOLDERS

         WCH and each of the Shareholders covenant and agree with the Bank as follows:

         5.01. Approvals. (a) WCH and any of the Shareholders shall proceed expeditiously, cooperate fully and use their best efforts to assist the Bank in procuring upon reasonable terms and conditions all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Exchange on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

         (b) Any materials or information provided by WCH and any of the Shareholders for use by the Bank or ONB in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

         5.02. Conduct of Business. (a) On and after the date of this Agreement and until the Effective Time or until this Agreement shall be terminated as herein provided, neither WCH nor any Shareholder shall, without the prior written consent of the Bank:

                    (i) make any changes to the capital stock accounts of WCH (including, without limitation, any stock split, stock dividend, recapitalization or reclassification);

                    (ii) authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to the issued and outstanding common stock as set forth in
                         Section 3.03 hereof;

                    (iii) distribute or pay any dividends on the Shares, or make any other distribution to the Shareholders, that would cause the Tangible Net Worth to be less than $225,000;

                    (iv) redeem, transfer, convey or sell any of the Shares;

                    (v) merge, combine or consolidate or effect a share exchange with or sell WCH's assets or any of its securities to any other person, corporation or entity or enter into any other similar transaction not in the ordinary course of business;

                    (vi) purchase any assets or securities or assume any
                         liabilities of another person, corporation or other entity, except in the ordinary course of business;

                    (vii) make any loan or commitment to lend money;

                    (viii) except for the acquisition or disposition in the
                         ordinary course of business of other real estate owned, acquire or dispose of any real or personal property or fixed asset constituting a capital investment in excess of $5,000 individually or $10,000 in the aggregate;

                    (ix) subject any of its properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for tax and other liens which arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings;

                    (x) promote to a new position or increase the rate of compensation or enter into any agreement to promote to a new position or increase the rate of compensation, of any director, officer, employee or shareholder of WCH (except for promotions and compensation increases in the ordinary course of business and in accordance with past practices and established employment policies of WCH and other than pursuant to an employee retention program, which has been disclosed to the Bank);

                    (xi) execute, create, institute, modify, amend or terminate
                         (except with respect to any amendments to WCH Plans required by law, rule or regulation) any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation rights or profit sharing plans; any employment, deferred compensation, consulting, bonus or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare or employee welfare benefit plan, agreement or understanding for current or former directors, officers or employees of WCH; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing;

                    (xii) modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former shareholders, directors, officers or employees of WCH;

                    (xiii) hire or employ any new or additional employees of
                         WCH, except those which are reasonably necessary for the proper operation of WCH;

                    (xiv) elect or appoint any executive officers or directors of WCH who are not presently serving in such capacities;

                    (xv) amend, modify or restate WCH's Articles of
                         Incorporation or By-Laws from those in effect on the date of this Agreement and as delivered to the Bank hereunder;

                    (xvi) give, dispose of, sell, convey or transfer; assign,
                         hypothecate, pledge or encumber; or grant a security interest in or option to or right to acquire any shares of capital stock or substantially all of the assets of WCH, or enter into any agreement or commitment relative to the foregoing;

                    (xvii) fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due;

                    (xviii) except for (A) obligations disclosed within this
                         Agreement or the Disclosure Schedules, (B) trade payables and similar liabilities and obligations incurred in the ordinary course of business and (C) the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the WCH Financial Statements, WCH shall not (I) borrow any money, (II) incur any indebtedness, or (III) incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $10,000;

                    (xix) open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices;

                    (xx) pay or commit to pay any management or consulting or
                         other similar type of fees other than in the ordinary course of business;

                    (xxi) WCH shall not guarantee any debt or obligation of any
                         Shareholder or any other person, corporation, trust or other entity; or

                    (xxii) change any of the terms of, or amend, modify or
                         restate, any contract, agreement, lease, note, mortgage, insurance policy, obligation, commitment, understanding or employee benefit plan to which WCH or any of the Shareholders is bound or subject or pursuant to which WCH or any of the Shareholders receives or may receive any benefits or makes or may make any payments, which has or would reasonably be expected to have a material adverse effect on the financial condition, results of operation, assets, income or business of WCH.

         (b) WCH shall maintain, or cause to be maintained, in full force and effect, insurance on their assets, properties and operations, errors and omissions insurance (excluding tail coverage) on its employees in such amounts and with regard to such liabilities and hazards as are currently insured by WCH as of the date of this Agreement.

         5.03. Preservation of Business. On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, WCH and each of the Shareholders shall: (a) carry on the business of WCH substantially in the manner as is presently being conducted and in the ordinary course of business; (b) use their reasonable best efforts to preserve their business organization intact, keep available the services of the present officers and employees and preserve their present relationships with insurance companies, clients, customers and persons having business dealings with it; (c) maintain all of the properties and assets that WCH owns or utilizes in good operating condition and repair, reasonable wear and tear excepted, and maintain insurance upon such properties and assets in amounts and kinds comparable to that in effect on the date of this Agreement; (d) maintain WCH's books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance with all material respects with all statutes, laws, rules and regulations applicable to them and to the conduct of WCH's business; and (e) not knowingly do or fail to do anything which will cause a breach of, or default in, any material contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which WCH is a party or is otherwise subject or bound.

         5.04. Other Negotiations. On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, except with the prior written approval of the Bank, neither WCH nor any of the Shareholders shall, and WCH shall not permit or authorize any of its shareholders, directors, officers, employees, agents or representatives to, directly or indirectly, initiate, solicit, encourage, provide information to, discuss with or negotiate with any corporation, limited liability company, association, partnership, person or other entity or group concerning any merger, consolidation, share exchange, combination, purchase or sale of substantial assets, sale of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock) or similar transaction relating to WCH or to which WCH or any Shareholder is or may become a party.

         5.05. Terry Smith Litigation. Following the Effective Time, in connection with the complaint captioned Wolford Cannon Hoecker Insurance Agency, Inc. vs. Terrance L. Smith, Docket No. 98-L-35 currently pending in Vermilion County, Illinois (including, without limitation, all counterclaims, cross claims and appeals related thereto) (the "Terry Smith Litigation"), the Shareholders, jointly and severally, shall promptly pay (a) all attorneys' fees incurred by WCH, (b) all costs, expenses and disbursements incurred by WCH (including, without limitation, all consultant, expert witness and other professional fees and expenses), and (c) all losses, damages, awards, judgments, settlements and other amounts paid by WCH. All attorneys' fees of WCH and all costs, expenses and disbursements of WCH (including, without limitation, all consultant, expert witness and other professional fees and expenses) related to the Terry Smith Litigation incurred on or prior to the Effective Time shall be reflected in the Tangible Net Worth and shall be accrued on the books and records of WCH and or be paid in full prior to the Effective Time.

         5.06. Press Releases. Except as required by law or except with the prior written consent of all of the parties hereto (which consent shall not be unreasonably withheld), neither WCH nor any of the Shareholders shall issue any news or press release or make any other public announcement or disclosure relating to the Exchange.

         5.07. Disclosure Schedule Update. The Shareholders shall promptly supplement, amend and update (a) prior to the Effective Time, each of the Schedules hereto which is incorrect, untrue or misleading in any material respect, and (b) each of the Schedules hereto, upon the occurrence or discovery of any change prior to the Effective Time, and as of the Effective Time, in any of the Schedules hereto with respect to any matters or events in existence on or prior to the date of this Agreement or hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in any of the Schedules hereto or in this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of WCH and the Shareholders contained herein incorrect, untrue or misleading. Any and all such supplements, amendments and updates which result in or would reasonably be expected to result in a material adverse effect on the financial condition results of operation, assets, income or business of WCH shall not become part of any Schedule hereto unless the Bank shall expressly agree in writing thereto. All such supplements, amendments and updates that become part of the Schedules hereto upon the agreement in writing of the Bank shall be referred to herein collectively as the "Disclosure Schedule Updates."

         5.08. Information, Access Thereto, Confidentiality. The Bank and its respective representatives and agents shall, on reasonable notice and during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of WCH. The Bank and its respective representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of WCH and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere with the normal business operations of WCH. Upon request, WCH shall furnish the Bank or its respective representatives or agents, their attorneys' responses to external auditors requests for information, management letters received from their external auditors and such financial, loan and operating data and other information reasonably requested by the Bank which has been or is developed by WCH, their auditors, accountants or attorneys (provided with respect to attorneys, such disclosure (i) would not result in the waiver by WCH or the Shareholder of any claim of attorney-client privilege, and (ii) shall not include information related to the Exchange), and will permit the Bank and its respective representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for WCH, and such auditors and accountants shall be directed to furnish copies of any reports or financial information as developed to the Bank or its respective representatives or agents. No investigation by the Bank shall affect the representations and warranties made by WCH and the Shareholders herein. The Bank shall not use any such information obtained pursuant to this Agreement for any purpose unrelated to the Exchange. Any confidential information or trade secrets received by the Bank or its representatives or agents in the course of such examination (whether conducted prior to or after the date of this Agreement) shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by the Bank or, at WCH's request, returned to WCH in the event this Agreement is terminated for any reason. This Section 5.08 shall not require the disclosure of any information to the Bank which would be prohibited by law.

         5.09. Subsequent WCH Financial Statements. As soon as reasonably available after the date of this Agreement, WCH shall deliver to Bank the monthly unaudited balance sheets and profit and loss or income statements of WCH prepared for its internal use, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, "Subsequent WCH Financial Statements"). The Subsequent

WCH Financial Statements shall be prepared on a basis consistent with past accounting practices and generally accepted accounting principles applied on a consistent basis to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented, subject to year end audit adjustments and the absence of footnotes for interim statements. The Subsequent WCH Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any respect.

         5.10. Employee Benefits. Neither the terms of Section 6.03 hereof nor the provision of any employee benefits by ONB to employees of WCH shall: (a) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of WCH; or (b) prohibit or restrict ONB, whether before or after the Effective Time, from changing, amending, terminating or freezing any employee benefits provided to its employees from time to time.

         5.11. Disposition of WCH Incentive Compensation Plan. WCH shall continue its existing incentive compensation plan (the "WCH Incentive Compensation Plan") in full force and effect until December 31, 2000, and shall continue to make or accrue a liability for all payments due to employee/producers of WCH for production under the WCH Incentive Compensation Plan to the Effective Time, provided such payments or liabilities have been earned prior to the Effective Time, are comparable in amount to any past payments by or liabilities of WCH under such plan and are reflected in the Tangible Net Worth. Effective January 1, 2001, WCH shall terminate the WCH Incentive Compensation Plan, and no payments shall be made, or liabilities accrued, under the WCH Incentive Compensation Plan for incentive compensation earned subsequent to December 31, 2000.

         5.12. Disposition of WCH SEP Plan. WCH shall continue its existing simplified employee pension plan (the "WCH SEP Plan") in full force and effect until December 31, 2000, and shall continue to make or accrue a liability for all contributions which WCH is required or permitted to make to the WCH SEP Plan to the Effective Time, provided such contributions or liabilities are comparable in amount to any past contributions or liabilities of WCH under such plan and are reflected in the Tangible Net Worth. Effective January 1, 2001, WCH shall terminate the WCH SEP Plan, and no contributions shall be made, or liabilities accrued, under the WCH SEP Plan for plan compensation earned subsequent to December 31, 2000.

         5.13. Disposition of WCH Health, Disability and Life Plans. WCH shall continue its existing insured medical plan, basic life plan and long term disability plan (the "WCH Insured Benefit Plans") in full force and effect until December 31, 2000, and shall continue to make or accrue a liability for all insurance premiums which WCH is required to make in order to continue the insurance coverages under the WCH Insured Benefit Plans in force to the Effective Time, provided such premiums or liabilities are comparable in amount to any past premiums or liabilities of WCH under such plans and are reflected in the Tangible Net Worth. Effective January 1, 2001, WCH shall terminate the WCH Insured Benefit Plans, and the insurance coverages thereunder, and no premiums shall be paid, or liabilities accrued under the WCH Insured Benefit Plan for any claims or expenses incurred subsequent to December 31, 2000.

         5.14. Disposition of WCH Sec. 125 Plan. WCH shall continue its existing flexible spending account plan (the "WCH Sec. 125 Plan") in full force and effect until December 31, 2000, and shall continue to contribute, no later than the date required by ERISA, to such plan the pre-tax contributions which the participants in the WCH Sec. 125 Plan elect to defer from compensation in order to pay the employee portion of the cost of coverage or other benefits under such plan or under any WCH Insured Benefit Plan for the 2000 calendar year. Effective January 1, 2001, WCH shall terminate the WCH Sec. 125 Plan, and no elective deferral contributions shall be made to, or liabilities accrued under, the WCH Sec. 125 Plan for coverage or other benefits subsequent to December 31, 2000.

         5.15. Disposition of WCH Sick Leave Plan. WCH shall continue its existing sick leave plan (the "WCH Sick Leave Plan") in full force and effect until December 31, 2000, and shall continue to fund from the general assets of WCH the benefits payable under the WCH Sick Leave Plan for qualifying leaves of absence to the Effective Time, provided such benefits or liabilities are comparable in amount to any past benefits from or liabilities under such plan. Effective January 1, 2001, WCH shall terminate the WCH Sick Leave Plan. No additional days of paid sick leave shall accrue or accumulate under the WCH Sick Leave Plan for employment with WCH beyond December 31, 2000. Any unused days or hours of any participant under the WCH Sick Leave Plan as of December 31, 2000, and who continues in the employ of or on sick leave from WCH or the Bank subsequent to December 31, 2000, shall be transferred to, and credited to such individual under, the Bank's existing sick leave program. The benefits payable after December 31, 2000 to any employee who commences a sick leave prior to January 1, 2001 and has not returned to active employment as of such date shall be determined pursuant to the Bank's sick leave program.

         5.16. Disposition of WCH's Vacation Program. WCH shall continue its existing vacation program (the "WCH Vacation Program") in full force and effect until December 31, 2000, and shall continue to fund from the general assets of WCH the benefits payable under the WCH Vacation Program for qualifying vacations to the Effective Time, provided such benefits or liabilities are comparable in amount to any past benefits or liabilities of WCH under such plan. Effective January 1, 2001, WCH shall terminate the WCH Vacation Program. No additional days of paid vacation shall accrue or accumulate under the WCH Vacation Program for employment with WCH beyond December 31, 2000. Any unused paid vacation days as of

December 31,2000, of any WCH employee under the WCH Vacation Program shall be credited to such employee under the Bank's existing vacation program as of January 1, 2001, and shall offset the number of paid vacation days available to such employee under the Bank's vacation program for the 2001 calendar year.

         5.17. Disposition of WCH's Key Man Insurance. WCH shall continue the existing key man life insurance program (the "WCH Key Man Insurance") in full force and effect until ONB or the Bank determines otherwise, and shall continue to fund, from the general assets of WCH, or accrue a liability for, the premiums necessary to keep in force the current levels of coverage under all existing life insurance policies currently owned by WCH in connection with the WCH Key Man Insurance. All premiums owed or paid in connection with the WCH Key Man Insurance shall be reflected in the Tangible Net Worth. After the Effective Time, the Bank shall determine whether such policies shall remain in effect or be surrendered for their respective cash values.

         5.18. Reports. Promptly upon its becoming available, furnish to the Bank one (1) copy of each financial statement, report or notice sent by WCH to the Shareholders generally and of each regular or periodic report, and of any order issued by any Governmental Authority in any proceeding to which WCH or the Shareholder is a party. For purposes of this provision, "Governmental Authority" shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental body or authority having or asserting jurisdiction over WCH or any of its business, operations or properties.

         5.19. Adverse Actions. WCH and the Shareholders shall not (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Exchange from qualifying as a reorganization within the meaning of
Section 368(a)(1)(B) of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue, subject to any materiality or other qualification set forth in any such representations and warranties, in any respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Exchange set forth in Section 7 not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a delay in the consummation of the Exchange except, in each case, as may be required by applicable law or regulation.

         5.20. Indemnification by the Shareholders. (a) Subject to Sections 5.20(b), 11.03 and 11.14 hereof, the Shareholders, jointly and severally, hereby covenant and agree to indemnify, reimburse, defend and hold harmless, following the Effective Time, the Bank, WCH and each of their successors and permitted assigns for, from and against each and every Loss (as defined in Section 11.14 hereof) incurred by the Bank, WCH and each of their respective parent companies, affiliates, successors and permitted assigns based upon, arising out of or relating to (i) any and all inaccuracies in or breaches by any Shareholder of any of the representations or warranties of the Shareholders set forth in this Agreement, in any of the Schedules hereto or in any document or certificate delivered by WCH or any of the Shareholders prior to the Effective Time or at the Closing, (ii) any and all breaches prior to the Effective Time by WCH or any Shareholder of any of the covenants or agreements of WCH or the Shareholders set forth in this Agreement, and (iii) the enforcement of this Section or any other provision of this Agreement against any of the Shareholders.

         (b) Notwithstanding any other provisions of this Agreement to the contrary,

                    (i) no amount shall be payable under this Section by the Shareholders unless and until the aggregate amount otherwise payable by the Shareholders under this Section exceeds Ten Thousand Dollars ($10,000) ("Shareholders' Basket Amount"), in which event only those amounts in excess of the Shareholders' Basket Amount shall be subject to indemnification claims under this Section,

                    (ii) the maximum indemnification obligation of each
                         Shareholder for all claims under this Agreement is Five Hundred Thousand Dollars ($500,000),

                    (iii) all indemnification claims against the Shareholders
                         under this Section based upon, arising out of or relating to any inaccuracies in or breaches by any Shareholder of any of the representations or warranties of the Shareholders must be made by the close of business on April 15, 2002, and

                    (iv) all indemnification claims against the Shareholders by the Bank under this Section based upon, arising out of or relating to any breaches prior to the Effective Time by WCH or any Shareholder of any of the covenants or agreements of WCH or the Shareholders must be made by the close of business on April 15, 2002.

         5.21. Sale of WCH Real Property. W. John Shane and Robert K. Hoecker (jointly and severally, the "Real Estate Owners") covenant and agree to cause to be sold, transferred, conveyed and delivered to ONB or the Bank immediately prior to the Closing or on the same day that the Closing occurs, pursuant to the real estate purchase agreement substantially in the form attached hereto as Exhibit D (the "Real Estate Agreement"), the real property and all improvements thereon located at 923 North Vermillion, Danville, Illinois and at which WCH conducts its business and all outlots adjacent thereto (the "WCH Real Property").

                                    SECTION 6

                              COVENANTS OF THE BANK

         The Bank covenants and agrees with WCH as follows:

         6.01. Approvals. The Bank or its representatives shall have primary responsibility for the preparation, filing and costs of all regulatory applications required for consummation of the Exchange to be filed with any government agency or authority. The Bank or its representatives shall file all regulatory applications as soon as practicable after the execution of this Agreement. The Bank shall provide to WCH's legal counsel a reasonable opportunity to review such applications prior to their filing and shall provide to WCH's legal counsel copies of all applications filed and copies of all material written communications with all state and federal regulatory agencies relating to such applications. The Bank shall proceed expeditiously, cooperate fully and use its best efforts to procure, upon terms and conditions reasonably acceptable to the Bank, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Exchange on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

         6.02. SEC Registration. (a) Prior to the execution of this Agreement, ONB shall have filed with the SEC a Registration Statement covering the shares of ONB Common Stock to be delivered to the Shareholders pursuant to this Agreement and shall use its reasonable efforts to cause the same to remain effective until the Effective Time or the termination of this Agreement and, if necessary, to amend and supplement the same. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the "Registration Statement". ONB or its representative shall make all filings required to obtain all Blue Sky exemptions, authorizations, consents or approvals required for the issuance of ONB Common Stock.

         (b) Any materials or information provided by the Bank or ONB or their representatives in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

         (c) All filings by ONB or its representatives with the SEC and with all other federal and state regulatory agencies shall be true, accurate and complete in all material respects as of the dates of the filings, and no such filings shall contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, at the time and in light of the circumstances under which they were made, not false or misleading.

         (d) ONB or its representatives will use reasonable efforts to authorize for trading on the Nasdaq National Market System (subject to official notice of issuance) prior to the Effective Time, the shares of ONB Common Stock to be issued in the Exchange.

         6.03. Employee Benefit Plans. (a) As of January 1, 2001, the employees of WCH who continue as employees of WCH after January 1, 2001, subject to
Section 6.03(b) and (c) hereof, shall be entitled to receive substantially the same employee benefits on substantially the same terms and conditions as ONB offers to similarly situated officers and employees. Until such time as the employees of WCH become covered by ONB's welfare benefit plans, the employees of WCH shall remain covered by the WCH Plans which cover such employees, subject to the terms and conditions of such plans. Except as otherwise provided in Sections
5.11 through 5.17 hereof, the Bank shall cause WCH to honor in accordance with their terms all employee benefit obligations of WCH to current and former officers and employees of WCH accrued as of December 31, 2000, to the extent set forth in Schedule 6.03 hereto.

         (b) Years of service (as defined in the applicable ONB plan) of each officer or employee of WCH prior to January 1, 2001, shall be credited, effective as of the date on which such employees become covered by a particular ONB plan, to each such officer or employee eligible for coverage under Section 6.03(a) hereof for purposes of: (i) eligibility under ONB's employee welfare benefit plans; (ii) eligibility and vesting, but not for purposes of benefit accrual or contributions, under the ONB Employees' Retirement Plan ("ONB Pension Plan") and the ONB Employees' Savings Plan ("ONB Savings Plan"); and (iii) eligibility, vesting, and benefit accrual or contributions (including matching contributions), under the ONB Employee Stock Ownership Plan ("ESOP"). Those officers and employees of WCH who otherwise meet the eligibility requirements of the ONB Pension Plan, the ONB Savings Plan, and the ESOP, based upon their age and years of service with WCH, shall become participants thereunder no later than January 1, 2001. Those officers or employees of WCH who do not meet the eligibility requirements of the ONB Pension Plan, ONB Savings Plan or ESOP on such date shall become participants thereunder on the first plan entry date under the ONB Pension Plan, the ONB Savings Plan or ESOP, as the case may be, which coincides with or next follows the date on which such eligibility requirements are satisfied.

         (c) In accordance with the provisions of the Health Insurance Portability and Accountability Act ("HIPAA") and the terms of the ONB group health plan, officers and employees of WCH who become participants in the ONB group health plan will be given "creditable coverage" credit for their coverage under WCH's group health plan under the ONB group health plan's pre-existing condition limitation provisions. Notwithstanding the foregoing, if a condition was not a "pre-existing condition" for a participant in WCH group health plan, it shall not be considered to be a pre-existing condition under the ONB group health plan.

         (d) Neither the terms of this Section 6.03 nor the provision of any employee benefits by ONB or any of its subsidiaries to employees of WCH shall:
(i) create any employment contract, agreement, commitment or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of WCH; or (ii) prohibit or restrict ONB, whether before or after the Effective Time, from changing, amending, terminating or freezing any employee benefits provided to its employees from time to time.

         6.04. Press Releases. Except as required by law or except with the prior written consent of all of the parties hereto (which consent shall not be unreasonably withheld), neither the Bank nor ONB shall issue any news or press release or make any other public announcement or disclosure relating primarily to WCH or the Shareholders with respect to the Exchange.

         6.05. Adverse Actions. The Bank shall not (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Exchange from qualifying as a reorganization within the meaning of Section 368(a)(1)(B) of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue, subject to any materiality or other qualification set forth in any such representations and warranties, in any respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Exchange set forth in Section 8 not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a delay in the consummation of the Exchange except, in each case, as may be required by applicable law or regulation.

         6.06. Indemnification by the Bank. (a) Subject to Sections 6.06(b),
11.03 and 11.14 hereof, the Bank hereby covenants and agrees to indemnify, reimburse, defend and hold harmless, following the Effective Time, each of the Shareholders for, from and against each and every Loss (as defined in Section
11.14 hereof) incurred by the Shareholders based upon, arising out of or relating to (i) any and all inaccuracies in or breaches by the Bank of any of its representations or warranties set forth in this Agreement or in any document or certificate delivered by the Bank to the Shareholders prior to the Effective Time or at the Closing, (ii) any and all breaches by the Bank of any of its covenants or agreements set forth in this Agreement, and (iii) the enforcement of this Section or any other provision of this Agreement against the Bank.

         (b) Notwithstanding any other provisions of this Agreement to the contrary,

                  (i) no amount shall be payable under this Section by the Bank unless and until the aggregate amount otherwise payable by the Bank under this Section exceeds Ten Thousand Dollars ($10,000) ("Bank's Basket Amount"), in which event only those amounts in excess of the Bank's Basket Amount shall be subject to indemnification claims under this Section,

                  (ii) the maximum indemnification obligation of the Bank for all claims under this Agreement to all of the Shareholders is One Million Five Hundred Thousand Dollars ($1,500,000) in the aggregate, plus the obligation of the Bank to deliver the shares of ONB Common Stock in the Exchange,

                  (iii) all indemnification claims against the Bank under this Section based upon, arising out of or relating to any inaccuracies in or breaches by the Bank of any of its representations or warranties must be made by the close of business on April 15, 2002, and

                  (iv) all indemnification claims against the Bank under this Section based upon, arising out of or relating to any breaches by the Bank of any of its covenants or agreements must be made not later than the close of business on April 15, 2002.

         6.07. Insurance. Immediately following the Effective Time, WCH shall be included in ONB's errors and omissions insurance policy, with full prior acts coverage.

         6.08. Purchase of WCH Real Property. ONB or the Bank shall purchase the WCH Real Property pursuant to the Real Estate Agreement immediately prior to the Closing or on the same day that the Closing occurs.

         6.09. Terry Smith Litigation. Following the Effective Time, WCH shall
(a) not settle any claim in the Terry Smith Litigation without the prior written consent of a majority of the Shareholders, which consent shall not be unreasonably withheld, and (b) promptly pay to the Shareholders any and all damages, awards, judgments, settlements and other amounts received by WCH in the Terry Smith Litigation.

         6.10. Met Life Bonus. WCH shall, promptly upon receipt from Met Life, pay to the Shareholders the Met Life bonus earned by them prior to the Effective Time.

                                    SECTION 7

                      CONDITIONS PRECEDENT TO THE EXCHANGE

         7.01. Bank. The obligation of the Bank to consummate the Exchange is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by the Bank:

         (a) Representations and Warranties at Effective Time. Each of the representations and warranties of the Shareholders contained in this Agreement shall be true, correct and complete at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time.

         (b) Covenants. Each of the covenants and agreements of WCH and the Shareholders shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

         (c) Deliveries at Closing. The Bank shall have received from WCH and the Shareholders at the Closing (as hereinafter defined) the items and documents, in form and content reasonably satisfactory to the Bank, listed in
Section 10.02(b) hereof.

         (d) Registration Statement Effective. ONB shall have registered its shares of common stock to be delivered to the Shareholders in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. No stop order shall have been issued or threatened with respect to the Registration Statement.

         (e) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the board of directors of the Bank reasonably determines in good faith would (i) following the Effective Time, have a material adverse effect on the financial position, results of operations, prospects or business of the Bank or WCH, or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that the Bank would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

         (f) Officers'/Shareholders Certificate. WCH and each of the Shareholders shall have delivered to the Bank a certificate signed by its Chairman or President and its Secretary, and each of the Shareholders, dated as of the Effective Time, certifying: (i) to the effect set forth in Section

7.01(a) hereof; (ii) that all the covenants and agreements of WCH and the Shareholders have been complied with from the date of this Agreement through and as of the Effective Time; and (iii) that WCH and the Shareholders have satisfied and fully complied with all conditions necessary to make this Agreement effective as to WCH and the Shareholders.

         (g) WCH's Proof of Consent. WCH shall have delivered to the Bank documentation evidencing the written consent of applicable insurance companies approving the change in control of WCH with respect to those executory contracts and agreements with the ten (10) largest insurance companies (based upon dollar premium volume) with which WCH presently has agency contracts and which require the consent of the insurance company because of the Exchange, which insurance companies are listed in Schedule 3.10 hereto.

         (h) Tax Opinion. The Board of Directors of the Bank shall have received a written opinion of the law firm of Krieg DeVault Alexander & Capehart, LLP, dated as of the Effective Time, in form and content reasonably satisfactory to the Bank, to the effect that the Exchange to be effected pursuant to this Agreement will constitute a tax-free reorganization under Section 368(a)(l)(B) of the Code with respect to the Bank and the Shareholders. In rendering such opinion, counsel may require and rely upon customary representation letters of the Bank, WCH and the Shareholders and rely upon customary assumptions.

         (i) No Proceedings. No claim, action, suit, proceeding or investigation shall be pending or threatened which, if adversely determined, would prevent or invalidate the consummation of the Exchange.

         (j) Real Estate. The Real Estate Agreement shall not have been terminated, and all conditions precedent to closing the purchase and sale contemplated therein shall have been satisfied.

         (k) No Termination. This Agreement shall not have been terminated in accordance with its terms.

         (l) Disclosure Schedule Updates. The Disclosure Schedule Updates, if any, shall be acceptable to the Bank in its sole discretion.

         (m) Stock Certificates. Stock certificates representing all of the Shares, duly endorsed in blank for transfer, shall have been delivered to the Bank.

         7.02. WCH and the Shareholders. The obligation of the Shareholders to consummate the Exchange is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by each Shareholder:

         (a) Representations and Warranties at Effective Time. Each of the representations and warranties of the Bank contained in this Agreement shall be true and correct on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time.

         (b) Covenants. Each of the covenants and agreements of the Bank shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

         (c) Deliveries at Closing. WCH and the Shareholders shall have received from the Bank at the Closing the items and documents, in form and content reasonably satisfactory to WCH and the Shareholders, listed in Section 10.02(a) hereof.

         (d) Registration Statement Effective. ONB shall have registered its shares of common stock to be delivered to the Shareholders in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. No stop order shall have been issued or threatened with respect to the Registration Statement. In addition, such shares of ONB Common Stock shall be listed on the Nasdaq National Market System.

         (e) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Shareholders reasonably determine in good faith would have a material adverse effect on the anticipated benefits of the transactions contemplated hereby to the Shareholders to such a degree that the Shareholders would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

         (f) Officers' Certificate. The Bank shall have delivered to the Shareholders a certificate signed by its Chairman or President and its Cashier, dated as of the Effective Time, certifying: (i) to the effect set forth in
Section 7.02(a) hereof; (ii) that all the covenants and agreements of the Bank have been complied with from the date of this Agreement through and as of the Effective Time; and (iii) that the Bank has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

         (g) Tax Opinion. The Shareholders shall have received a written opinion of the law firm of Krieg DeVault Alexander & Capehart, LLP, dated as of the Effective Time, in form and content reasonably satisfactory to the Shareholders, to the effect that the Exchange to be effected pursuant to this Agreement will constitute a tax-free reorganization under Section 368(a)(l)(B) of the Code to the Bank and the Shareholders. In rendering such opinion, counsel may require and rely upon customary representation letters of the Bank and WCH and the Shareholders and rely upon customary assumptions.

         (h) No Proceedings. No claim, action, suit, proceeding or investigation shall be pending or threatened which, if adversely determined, would prevent or invalidate the consummation of the Exchange.

         (i) Real Estate. The Real Estate Agreement shall not have been terminated, and all conditions precedent to closing the purchase and sale contemplated therein shall have been satisfied.

         (j) No Termination. This Agreement shall not have been terminated in accordance with its terms.

                                    SECTION 8

                           TERMINATION OF THE EXCHANGE

         8.01. Manner of Termination. This Agreement and the Exchange may be terminated at any time prior to the Effective Time by written notice delivered by the Bank to WCH, or by WCH to the Bank, as follows (with no Shareholder, in such capacity, having the right to terminate this Agreement or the Exchange):

         (a)      By the Bank or WCH, if:

                    (i) the Exchange contemplated by this Agreement has not been consummated on or before December 31, 2000, and the party seeking such termination is not then in breach hereunder; or

                    (ii) the respective Boards of Directors of the Bank and WCH mutually agree to terminate this Agreement.

         (b)      By the Bank, if:

                    (i) the Bank reasonably determines that the Exchange will not qualify as a tax-free reorganization under Section 368(a)(l)(B) of the Code; or

                    (ii) at any time prior to the Effective Time, the Bank's
                         Board of Directors determines that either of the following has occurred:

                    (A) a breach by the Shareholders of any of their representations or warranties contained herein or in any of the Schedules hereto; or

                    (B) a breach by WCH or any of the Shareholders of any of their respective covenants or agreements contained herein; or

                    (iii) it shall reasonably determine that the Exchange
                         contemplated by this Agreement has become impracticable by reason of commencement or threat of any claim, litigation or proceeding against ONB, the Bank, WCH or any Shareholder, or any director or officer of any of such entities relating to this Agreement or the Exchange; or

                    (iv) there has been a material adverse change in the
                         business, assets, capitalization, financial condition, results of operations or prospects of WCH as of any time prior to the Effective Time as compared to that in existence as of June 30, 2000.

         (c)      By WCH, if:

                    (i) at any time prior to the Effective Time, WCH's Board of Directors determines that either of the following has occurred:

                    (A) a breach by the Bank of any of its representations or warranties contained herein; or

                    (B) a breach by the Bank of any of its covenants or agreements contained herein; or

                    (ii) all of the Shareholders reasonably determine that the
                         Exchange will not qualify as a tax-free reorganization under Section 368(a)(l)(B) of the Code; or

                    (iii) WCH's Board of Directors shall reasonably determine
                         that the Exchange contemplated by this Agreement has become impracticable by reason of commencement or threat, by a third party, of any claim, litigation or proceeding against the Bank, WCH or any Shareholder, or any director or officer of any of such entities relating to this Agreement or the Exchange; or

                    (iv) there has been a material adverse change in the
                         business, assets, capitalization, financial condition or results of operations of the Bank or ONB as of any time prior to the Effective Time as compared to that in existence as of June 30, 2000.

         8.02. Effect of Termination. Upon termination of this Agreement as provided herein, this Agreement shall terminate and be of no further force or effect, and there shall be no further obligations or restrictions on future activities on the part of ONB, the Bank, WCH or the Shareholders or their respective directors, officers, employees, agents and shareholders, except as provided in (a) the confidentiality provisions of this Agreement set forth in
Section 5.08 hereof and in any confidentiality or non-disclosure agreement between or among the parties hereto, and (b) the payment of each party's respective expenses set forth in Section 11.10 hereof; provided, however, that termination of this Agreement shall not in any way release a breaching party from liability for any breach of this Agreement giving rise to such termination. The termination of this Agreement also shall result in the termination of the Real Estate Agreement.

         In the event of the termination of this Agreement as provided herein,
(a) each party hereto shall redeliver all documents, work papers, materials and written information of any other party relating to the transactions contemplated hereby which are in its possession or control and which are confidential, proprietary or otherwise not in public domain, whether obtained before or after the execution of this Agreement, to the party furnishing the same, (b) all confidential and proprietary information received by any party hereto with respect to the business of any other party hereto or its subsidiaries or affiliates shall not be used or disclosed in any manner, unless such information becomes available in the public domain other than through a breach of this Agreement, and (c) no party hereto shall have any liability under this Agreement to any other party except as stated in this Section 8 and in any confidentiality or non-disclosure agreement between or among the parties hereto.


                                    SECTION 9

                         EFFECTIVE TIME OF THE EXCHANGE

         Unless otherwise mutually agreed upon by the parties hereto, the Exchange shall become effective (the "Effective Time") at 12:01 a.m., Indianapolis, Indiana time, on the later of (a) November 1, 2000, or (b) the last business day of the month following (i) the fulfillment or waiver of all conditions precedent to the Exchange set forth in Section 7 of this Agreement and (ii) the expiration of all waiting periods in connection with the regulatory applications filed for the approval of the Exchange.

                                   SECTION 10

                                     CLOSING

         10.01. Closing Date and Place. So long as all conditions precedent set forth in Section 7 hereof have been satisfied and fulfilled, the closing of the Exchange ("Closing") shall take place on the date that the Effective Time occurs, or on such other date mutually agreed upon by the parties hereto, at the law offices of Krieg DeVault Alexander & Capehart, LLP, One Indiana Square, Suite 2800, Indianapolis, Indiana 46204.

         10.02. Deliveries. (a) At the Closing, the Bank shall deliver to WCH and the Shareholders the following:

               (i) the officers' certificate contemplated by Section 7.02(f) hereof;

               (ii) copies of all approvals by government regulatory agencies necessary to consummate the Exchange;

               (iii) copies of the resolutions of the Board of Directors and sole Shareholder of the Bank certified by the Secretary of the Bank, relative to the approval of this Agreement and the Exchange;

               (iv) an opinion of its counsel dated as of the Effective Time and substantially in form set forth in Exhibit E attached hereto;

               (v) the employment agreements between WCH and each of the Shareholders duly executed by WCH;

               (vi) such other documents as WCH or its legal counsel may
                    reasonably request; and

               (vii) stock certificates representing the shares of ONB Common
                    Stock to be delivered to the Shareholders in the Exchange.

         (b) At the Closing, WCH and the Shareholders shall deliver to the Bank the following:

               (i)  the officers'/shareholders certificate contemplated by
                    Section 7.01(f) hereof;

               (ii) copies of the resolutions adopted by the Board of Directors and the Shareholders of WCH certified by the Secretary of WCH, relative to the approval of this Agreement and the Exchange;

               (iii) an opinion of its counsel dated as of the Effective Time and substantially in form set forth in Exhibit G attached hereto;

               (iv) the consents from applicable insurance companies referenced in Section 7.01(g) hereof;

               (v) certificates of WCH Common Stock representing all of the Shares duly endorsed in blank for transfer;

               (vi) the employment agreements between WCH and each of the
                    Shareholders duly executed by such Shareholders; and

               (vii) such other documents as the Bank or its legal counsel may reasonably request.

         10.03. Disclosure Schedule Updates. Notwithstanding anything herein to the contrary, if the Exchange is consummated, the Bank shall be deemed to have accepted all Disclosure Schedule Updates.

                                   SECTION 11

                                  MISCELLANEOUS

         11.01. Effective Agreement. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto, except that following the Effective Time, the Bank may assign this Agreement to any direct or indirect subsidiary of ONB or any of its affiliates without the consent of WCH or any of the Shareholders, but no such assignment shall release or affect the Bank's duties or liabilities hereunder. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto and their successors and permitted assigns, and they shall not be construed as conferring any rights on any other persons.

         11.02. Waiver; Amendment. (a) The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement, except that the consideration to be received by the Shareholders shall not be decreased by such an amendment following the adoption and approval of the Exchange and this Agreement by the Shareholders; (ii) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other party of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Exchange. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

         (b) This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto.

         11.03. Survival of Representations, Warranties and Covenants. (a) The representations and warranties of the Shareholders set forth in this Agreement and in the Schedules hereto shall survive the Effective Time and the consummation of the Exchange and shall remain in full force and effect until March 31, 2002, after which date such representations and warranties shall terminate and be of no further force or effect; provided, however, that the Bank and its successors and permitted assigns shall have the right to make indemnification claims against the Shareholders based upon any inaccuracy in or breach of the Shareholders' representations and warranties until the close of business on April 15, 2002. With respect to all covenants and agreements of WCH and the Shareholders set forth in this Agreement, the Bank and its successors and permitted assigns shall have the right to make indemnification claims against the Shareholders based upon any breach prior to the Effective Time of such covenants and agreements until the close of business on April 15, 2002.

         (b) The representations and warranties of the Bank set forth in this Agreement shall survive the Effective Time and the consummation of the Exchange and shall remain in full force and effect until March 31, 2002, after which date such representations and warranties shall terminate and be of no further force or effect; provided, however, that the Shareholders shall have the right to make indemnification claims against the Bank based upon any inaccuracy in or breach of the Bank's representations and warranties until the close of business on April 15, 2002. All covenants and agreements of the Bank set forth in this Agreement shall survive the Effective Time and the consummation of the Exchange and shall remain in full force and effect until March 31, 2002; provided, however, that the Shareholders shall have the right to make indemnification claims against the Bank based upon any breach of the Bank's covenants and agreements until the close of business on April 15, 2002.

         11.04. Notices. All notices, requests and other communications hereunder shall be in writing (which shall include telecopier communication) and shall be deemed to have been duly given if delivered by hand and receipted for, sent by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid as follows:

If to the Bank:                               with a copy to (which shall not
---------------                               constitute notice):
                                              -------------------

Orange County Bank                            Krieg DeVault Alexander &
c/o Old National Bancorp                      Capehart, LLP
420 Main Street                               One Indiana Square, Suite 2800
Evansville, Indiana 47708                     Indianapolis, Indiana 46204-2017
ATTN:  Jeffrey K. Knight, Corporate           ATTN: Nicholas J. Chulos, Esq.
       Secretary and General Counsel          Telephone:  (317) 238-6224
Telephone:  (812) 464-1363                    Facsimile:  (317) 636-1507
Facsimile:  (812) 464-1567

If to WCH or to a Shareholder:                with a copy to (which shall not
-----------------------------                 constitute notice):
                                              -------------------

Wolford Cannon Hoecker Insurance              Meyer Capel
  Agency, Inc.                                306 West Church Street
923 North Vermilion                           Champaign, Illinois 61820
P.O. Box 10                                   ATTN: Evan D. Coobs, Esq.
Danville, Illinois  61834-0010                Telephone: (217) 352-1800
ATTN: Fred C. Danner, Jr., Vice President     Facsimile: (217) 352-1083
Telephone:  (217)  442-0640
Facsimile:  (217)  442-0067

If to the Shareholders:                       with a copy to (which shall not
-----------------------                       constitute notice):
                                              -------------------

Fred C. Danner, Jr.                           Meyer Capel
1239 Rue Orleans                              306 West Church Street
Danville, Illinois 61832                      Champaign, Illinois 61820
                                              ATTN: Evan D. Coobs, Esq.
Robert K. Hoecker                             Telephone: (217) 352-1800
15 Country Club Drive                         Facsimile: (217) 352-1083
Danville, Illinois 61832

Wolford John Shane
9 Maywood Drive
Danville, Illinois 61832

or such substituted address or person as any of them have given to the other in writing. All such notices, requests or other communications shall be effective:
(a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by telecopier, on the next business day if also confirmed by mail in the manner provided herein.

         11.05. Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

         11.06. Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

         11.07. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

         11.08. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits and proceedings between the parties hereto relating to this Agreement shall be filed, tried and litigated only in the Circuit or Superior Courts of Marion County, Indiana or the United States

District Court for the Southern District of Indiana - Indianapolis Division. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts.

         11.09. Entire Agreement. This Agreement and, when executed and delivered, the employment agreements attached as Exhibit A, B and C hereto, supersede all other prior understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto relating to the transactions contemplated hereby and constitute the entire agreement between the parties hereto with respect to the subject matter hereof, except for any prior confidentiality or non-disclosure agreement between or among the parties hereto, which shall continue in full force and effect following the date hereof. No representation, warranty, promise, inducement or statement of intention has been made by any party hereto or ONB which is not embodied in this Agreement or in the employment agreements or schedules hereto, and no party hereto nor ONB shall be liable for or bound by any information not so set forth. The letter of intent signed by ONB on August 8, 2000 and by WCH on August 18, 2000 relating to the transactions contemplated hereby is terminated and rendered of no further force or effect as of the date hereof.

         11.10. Expenses. The Bank shall pay its expenses incidental to the Exchange contemplated hereby. WCH and the Shareholders shall pay their respective expenses incidental to the Exchange contemplated hereby.

         11.11. Certain References. Whenever in this Agreement a singular word is used, it also shall include the plural wherever required by the context and vice-versa. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar days.

         11.12. Construction. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

         11.13. Schedules. All information set forth in the Schedules attached hereto is hereby deemed to be representations and warranties of the Shareholders.

         11.14. Indemnification Claims Procedures. Promptly after receipt by any party hereto entitled to indemnification pursuant to this Agreement (the "Indemnified Person") of notice of any Loss (as hereinafter defined) with respect to which an Indemnified Person is entitled to indemnification under
Section 5.20 or Section 6.06 of this Agreement (the "Indemnification Claim"), the Indemnified Person shall, if an Indemnification Claim in respect thereto is to be made against a party required to give indemnification hereunder (the "Indemnifying Person"), promptly give written notice to the Indemnifying Person of such Indemnification Claim, provided that the failure of any Indemnification Person to give such notice shall not relieve the Indemnifying Person of its obligations hereunder so long as such delay does not jeopardize the rights or obligations of the Indemnifying Person. In the event that any claim, action, suit, proceeding or demand is made, brought or filed by a person not a party to this Agreement (or any successor or permitted assign) against an Indemnified Person, the Indemnifying Person shall be entitled to participate and to assume the defense thereof, to the extent that it may wish, with legal counsel reasonably satisfactory to the Indemnified Person, and after notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense thereof, the Indemnifying Person shall not be liable to the Indemnified Person solely for any Losses constituting attorneys' fees and expenses subsequently incurred by the Indemnified Person with respect to the defense thereof; provided, that if the Indemnified Person and the Indemnifying Person reasonably determine, based upon advice of their respective independent counsel, that a conflict of interest may exist between the Indemnified Person and the Indemnifying Person with respect to such claim, action, suit, proceeding or demand and that it is thus advisable for the Indemnified Person to be represented by separate counsel, the Indemnified Person may retain other counsel, reasonably satisfactory to the Indemnifying Person to represent the Indemnified Person, and the Indemnifying Person shall pay all reasonable attorneys' fees and expenses of such counsel. No Indemnifying Person in the defense of any such claim, action, suit, proceeding or demand shall, except with the prior written consent of the Indemnified Person, consent to the entry of any judgment or order or enter into any settlement which does not include as an unconditional term thereof the unconditional release of the Indemnified Person from all liability and obligation with respect to such claim, action, suit, proceeding or demand.

         The amount which an Indemnifying Person is required to pay to, for or on behalf of an Indemnified Person shall be reduced by any insurance proceeds actually received by or on behalf of the Indemnified Person with respect to each Loss that is subject to an Indemnification Claim. If an Indemnified Person shall receive an indemnification payment under this Agreement from the Indemnifying Person with respect to a particular Loss and then the Indemnified Person subsequently receives insurance proceeds with respect to the same Loss, then the Indemnified Person shall pay to the Indemnifying Person the amount of such insurance proceeds or, if lesser, the amount of such indemnification payment.

         For purposes of this Agreement, the term "Loss" or "Losses" shall mean any and all actual losses, damages, awards, settlement amounts, judgments, orders, liabilities, obligations, fines, penalties, taxes, assessments, interest, costs and expenses of every kind (including, without limitation, reasonable attorneys, accountants, consultants and expert witness fees, expenses and disbursements).

         11.15. Records and Cooperation. Following the Effective Time, the Shareholders and their accountants, attorneys and agents shall have reasonable access during normal business hours to the books and records of WCH related to all periods up to and including the Effective Time, and the Bank shall notify or cause WCH to notify the Shareholders at least thirty (30) days prior to the transfer or destruction of any portion thereof for six (6) years following the Effective Time and shall allow the Shareholders to make copies or to take possession of any such books and records designated for destruction. The parties hereto shall use their best efforts to retain, for a period of six (6) years following the Effective Time, and, upon the request of any other party, provide any records or information which may be relevant to any Tax Return (as hereinafter defined), Tax Contest (as hereinafter defined) or similar claim or proceeding; provided, however, that the Shareholders have the right to destroy such records prior to the expiration of such period upon at least one hundred eighty (180) days' prior written notice to the Bank, during which time the Bank shall have the right to make copies or take possession of, or provide for storage of, such records. The parties hereto shall cooperate with each other and shall make themselves reasonably available at appropriate times and places with respect to any Loss that such party has an indemnification obligation pursuant to this Agreement, and such cooperating party shall be entitled to reasonable out-of-pocket travel expenses incurred in connection therewith.


                                   SECTION 12

                                   TAX MATTERS

         12.01. Cooperation on Tax Matters. The Bank and each of the Shareholders shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of any return, declaration, report, claim or information return or statement relating to any tax, including, without limitation, any schedule or attachment thereto and any amendment thereof ("Tax Return"), pursuant to this Section and any audit, examination, litigation or other proceeding with respect to taxes ("Tax Contest").

         12.02. Preparation of Returns. WCH shall prepare or cause to be prepared (at the sole cost and expense of the Shareholders) and shall file or cause to be filed, in a timely manner (taking into account all extensions of due dates) all Tax Returns to be filed by or on behalf of WCH with appropriate taxing authorities for periods ending on or before the Effective Time. The Bank shall prepare or cause to be prepared (at the sole cost and expense of the Bank) and shall file or cause to be filed, all Tax Returns with respect to taxes of, or which include, WCH for all taxable periods beginning or ending after the Effective Time.

         12.03. Tax Contests.

         (a) The Bank shall promptly notify the Shareholders of any audit or examination of WCH relating to taxes payable in respect of a taxable period that ends on or before the Effective Time (a "Pre-Sale Period"). Thereafter, if there is commenced a Tax Contest, the Shareholders shall keep the Bank advised of any material developments in any such Tax Contest, if and to the extent such Tax Contest is reasonably expected to have a material adverse effect on WCH. The Shareholders shall, in good faith, consult with the Bank concerning the appropriate actions or positions to be taken throughout the course of any such Tax Contest. The Shareholders shall have full control over any such Tax Contest relating solely to a Pre-Sale Period and ultimate discretion with respect to any decision to be made or the nature of any action to be taken in the course thereof.

         (b) In the event of any administrative or judicial proceeding relating to taxes payable by WCH in which the Service or any taxing authority is a party,
(i) if such Tax Contest relates solely to liability for Losses for a Pre-Sale Period, the Shareholders shall have full and complete control of any such Tax Contest and shall pay all Losses relating to such Tax Contest, (ii) if such Tax Contest relates solely to liability for Losses for a Post-Sale Period (as hereinafter defined), the Bank shall have full and complete control of such Tax Contest and shall pay all Losses relating to such Tax Contest, and (iii) if such Tax Contest relates to liability for Losses both preceding the Effective Time and following the Effective Time, then the Shareholders and the Bank jointly shall control the Tax Contest and agree to cooperate in good faith in the pursuance of such Tax Contest.

         (c) The Bank shall promptly notify the Shareholders of any issues which arise out of an audit or examination relating to taxes payable in respect of a taxable year or taxable period of WCH beginning on or after the Effective Time (a "Post-Sale Period") which could affect the way an item is treated in any Pre-Sale Period, and the Bank shall keep the Shareholders advised of material developments relating thereto. The Bank shall consult with the Shareholders concerning the appropriate actions or positions to be taken throughout the course of such proceeding, but the Bank shall have full control and discretion with respect to such proceeding.




                                      * * *

         IN WITNESS WHEREOF, the Bank, WCH and the Shareholders have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts and delivered by their duly authorized officers.


                                         ORANGE COUNTY BANK


                                         By:
                                             ---------------------------------
                                             John W. Key, II, President


ATTEST:


By:

Its:

                                         WOLFORD CANNON HOECKER
                                         INSURANCE AGENCY, INC.

                                         By:
                                             ---------------------------------
                                             Wolford John Shane, President


ATTEST:


By:
         _____________________, Secretary

                                                     SHAREHOLDERS


                                             ---------------------------------
                                             Fred C. Danner, Jr.


                                             ---------------------------------
                                             Robert K. Hoecker

                                             ---------------------------------
                                             Wolford John Shane

                              SCHEDULE OF EXHIBITS
                              --------------------


Exhibit A -       Wolford John Shane Employment Agreement (Recitals)
---------

Exhibit B -       Robert K. Hoecker Employment Agreement (Recitals)
---------

Exhibit C -       Fred C. Danner, Jr. Employment Agreement (Recitals)
---------

Exhibit D -       Real Estate Purchase Agreement (Section 5.21)
---------

Exhibit E -       Legal Opinion of Krieg DeVault Alexander & Capehart, LLP
---------         (Attached)

Exhibit F -       Legal Opinion of Meyer Capel (Attached)
---------